Ms. Joyce Sweeney

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549, United States

Re:	T Stamp Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 16, 2022

File No. 333-267668

From:	Alex Valdes, Chief Financial Officer of T Stamp Inc.
Date:	January 10, 2023

Dear Ms. Sweeney,

We acknowledge receipt of the comments in the letter dated December 30, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the registration statement of T Stamp Inc. (the “Company”, “we”, “us”, “our”), which we have set out below, together with our responses.

1.	Comment (Risk Factors, page 19): We note your revised disclosures in your response to prior comment 2 where you state. that while you believe the actions disclosed have remediated the material weaknesses in your internal controls over financial reporting, such efforts have not been tested or evaluated by your independent auditor for effectiveness. Please revise to clarify whether management has tested the effectiveness of any changes to your internal control processes throughout the year.

Response (Risk Factors, page 19):

We have revised the risk factor on page 19 of the registration statement to clarify that our Company’s management has tested the effectiveness of these changes to our Company’s internal control processes. Specifically, the Company now identifies that the internal control process changes described in the registration statement were tested in the Company’s preparation and filing of the Company’s Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 2022.

2.	Comment (Capitalization, page 28): We note your revised disclosures in response to prior comment 4 where you state that unless the price of your Class A common stock increases to over $1.77 per share, it is unlikely any of the warrants will be exercised. Considering your shares are currently trading at approximately $0.45 per share, and given the unlikelihood of the warrant exercise as you note, explain further why you believe pro forma information assuming such exercise is appropriate or revise to remove. Refer to Article 11-01(a)(8) of Regulation S-X.

Response (Capitalization, page 28):

We have revised the “Capitalization” section of the registration statement to remove the assumption of the exercise of the Warrants.

3.

Comment (Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 31): We note from your response to prior comment 5 that for arrangements in which the upcharge fee for web hosting services is separately specified in the customer's contracts, revenue is recognized on a net basis as you have determined that the company is the agent for the outsourced web hosting services. As such, presenting non-GAAP revenue as if revenue is recognized on a gross basis has the effect of changing the recognition and measurement principles required to be applied in accordance with ASC 606 and would therefore be considered an individually tailored revenue recognition measure. Please revise to remove this measure. Refer to Question 100.04 of the non-GAAP C&DIs.

Response (Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Measures, page 31):

Consistent with our amended Form 10-K, we have removed the discussion of non-GAAP gross revenues in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Business Measures” section of the registration statement.

Thank you for your consideration of this matter. If you have any further questions, I may be reached by email at avaldes@truststamp.ai, and our counsel, Andrew Stephenson, may be reached at andrew@crowdchecklaw.com.

Sincerely,

/s/ Alex Valdes

Alex Valdes

Chief Financial Officer

T Stamp Inc.